Via Facsimile and U.S. Mail
Mail Stop 4720

April 2, 2010

Mr. Zhong Ya Li
Principal Financial Officer
GFR Pharmaceuticals, Inc.
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province
P.R. China 710054

Re: GFR Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 0-27959

Dear Mr. Li:

We have reviewed your March 9, 2010 response to our December 22, 2009 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 13

1. Refer to your response to our comment 1. You state that "there was a weakness in the reporting of bad debt." Please revise your proposed disclosure to:

   - disclose whether or not the weakness in the reporting of bad debt is a material weakness in your internal control over financial reporting. Please note that a material weakness precludes a conclusion that internal control over financial reporting is effective. If there are one or more material weaknesses in internal control over financial reporting, please revise your conclusion accordingly, and describe:

     - the nature of the material weakness;
     - its impact on the financial reporting and ICFR, if any; and
     - management's current plans or action already undertaken, if any, for remediating the material weakness.

- disclose any change in your internal control over financial reporting identified in connection with the evaluation required that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Please refer to SEC Release No. 33-9072 and 33-8760 available on our website.

2. Please revise the second sentence of your proposed disclosure to clarify that indebtedness relates to your accounts receivable that are uncollectible.

* * *

As appropriate, please amend your Form 10-K for the year ended December 31, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant